Exhibit 99.1

MASTERWORKS

Launching Now | Robert Ryman (△ 18% | $1.73M)

Masterworks Recently Sold Paintings[1]



Andy Warhol
256 days held
10.4% Annualized Net Return



Cecily Brown
686 days held
35.0% Annualized Net Return



Simone Leigh
36 days held
325.5% Annualized Net Return



Robert Ryman

37% SOLD OUT



As of May 2023, Ryman's full white paintings account for all ten of his top ten auction records and are highly sought after amongst collectors.

Initial Offering

$1,734,000

Offering Circular

[sec.gov]

Price Appreciation of Similar Works[2] 18.0%



$7.0M
$5.3M
$3.5M
$1.8M
2013
2015
2017
2019
2021
2023



Robert Ryman

Robert Ryman was a legendary American painter, known for his exploration of white as the primary color in his paintings which became his trademark.







Ryman's works are often square and are made with only white paint applied as a thin and even layer of paint. His works are characterized by their simplicity and their focus on the materiality of paint.

Ryman's top three auction records are led by: "Bridge" sold for $20.6M, "Untitled," sold for $20.1M, and Untitled, sold for $15M.

Examples similar to this offering have achieved prices in excess of $4.8M and include: "Untitled," sold for $4.86M, "Untitled," sold for $3.97M and "Untitled," sold for $3.9M.

1. "Net Annualized Return" refers to the annualized internal rate of return, or IRR, net of all fees and costs, to holders of Class A ordinary shares from the primary offering, calculated from the final closing date of such offering to the date the sale is consummated. Masterworks sells artwork opportunistically and therefore the actual returns achieved by investors in select issuers that have sold a painting are not indicative of the

investment performance of shares offered by the majority of other Masterworks issuers that have not yet sold a painting and past performance is not indicative of future performance. Masterworks is “testing the waters” under Regulation A under the Securities Act of 1933. Masterworks will only be able to make sales after an offering statement has been filed with the Securities and Exchange Commission (SEC) and the SEC has “qualified” the offering statement. no money or other consideration is being solicited, and if sent in response, will not be accepted. no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement filed by the issuer with the SEC has been qualified by the SEC, any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance given after the date of qualification. an indication of interest involves no obligation or commitment of any kind. You must read the offering documents filed with the SEC before investing and the additional information available at www.masterworks.com/disclaimer.

2. The chart below captures the historical data for selected auctions sales transactions, which are similar to the Painting. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Painting by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Robert Ryman with the following criteria: monochrome white paintings created before 2000 measuring from 13 inches by 13 inches to 30 inches by 30 inches. The set excludes works on panel, fiberglass, wood, foam core or board. Where the price with buyer’s premium was not listed, it was calculated based on the auction house’s terms and conditions. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth below is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table below, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 13.6% CAGR implied from selected sales occurring from October 3, 1991 to November 15, 2021. Since January 1, 2010, the realized prices comprised by this set of transactions have increased at an estimated 18.0% CAGR implied from selected sales occurring from May 16, 2013 to November 15, 2021

Masterworks is “testing the waters” under Regulation A under the Securities Act of 1933. Masterworks will only be able to make sales after an offering statement has been filed with the Securities and Exchange Commission (SEC) and the SEC has “qualified” the offering statement. no money or other consideration is being solicited, and if sent in response, will not be accepted. no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement filed by the issuer with the SEC has been qualified by the SEC, any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance given after the date of qualification. an indication of interest involves no obligation or commitment of any kind. You must read the offering documents filed with the SEC before investing and the additional information available at www.masterworks.com/disclaimer.

Masterworks is not registered, licensed or supervised as a broker dealer or investment adviser by the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) or any other financial regulatory authority or licensed to provide any financial advice or services.

Masterworks is solely responsible for this communication. No FINRA registered broker-dealer or financial advisor is or has been involved in the development or dissemination of this communication.

Masterworks, LLC is located at 225 Liberty St, 29th Floor, New York, NY 10281.